Exhibit 99.3

March 7, 2022

To my fellow Regional Health Properties, Inc.

Series A Preferred Shareholders

As I trust you are aware, Regional Health Properties, Inc. (the “Company” or “Regional Health”) filed a prospectus on February 28, 2022 (the “Prospectus”) relating to an exchange offer pursuant to which, among other things, each share of 10.875% Series A Cumulative Redeemable Preferred Stock (the “Series A Preferred”) will be exchanged for one share of 12.5% Series B Cumulative Redeemable Preferred Stock for each share of 10.875% Series A Cumulative Redeemable Preferred Stock (the “Exchange Offer”). To the best of my knowledge, I am the largest owner of the Series A Preferred.

The Exchange Offer requires affirmative vote of 66.67% of the Series A Preferred shares as well as a majority in interest of the common stockholders. I plan to vote in favor of the proposals set forth in the Prospectus including the Exchange Offer. While I am not giving other holders investment advice, I would like to outline my reasons for this decision. I implore holders to do their own due diligence in making their investment decisions.

The exchange offer reduces the liquidation preference from $25 plus accrued dividends to $10 for the next 18 months. The offer also allows the Company to buy back the Series B Preferred shares on the open market at prices potentially less than $10 per share. Since the Company is delinquent on the dividend payments, Regional Health is currently prohibited from purchasing the Series A Preferred shares on the open market.

The Series A Preferred shares have not been current on their dividends for the last few years and including the unpaid dividends, have a liquidation preference of more than $100 million. This exchange will allow the Company to purchase the newly issued Series B Preferred shares at a significant discount to the current liquidation preference. I think this is reasonable because I believe the entire value of the Company is meaningfully below $100 million today. As such, it is my belief that a discount is required to move the Company forward.

As noted above, the approval of a majority in interest of the common shareholders is also required to approve certain of the proposals set forth in the Prospectus. I believe that the common shareholders will vote in favor given that this appears to be a very fair and potentially very profitable transaction for common holders. It provides greater financial flexibility and a greater potential for future growth, including through capital markets transactions.

The Company owns a small collection of owned and leased skilled nursing properties. These properties are generally leased to third party operators, some of whom have generally been current on their lease obligations while others have not been timely in their payments. I believe the portfolio needs to either grow in size or sold off over time.

The Company has not been in a position to raise additional capital since the Series A Preferred are due over $100 million in liquidation preference. This has resulted in the Company effectively being held in a state of suspense, similar to Hans Solo at the end of the Empire Strikes Back. We must un-suspend the company. This Exchange Offer attempts to allow the Company to emerge from purgatory. While not a perfect deal for the holders of the Series A Preferred, the Company can now hopefully raise capital, refinance or sell assets to fund redemptions of the Series B Preferred. The newly issued Series B Preferred shares hopefully will experience improved liquidity and this might provide an exit strategy, even if it is with a reduced liquidation preference.

The Series A preferred shares were trading in the $4.00 range prior to the announcement of the Exchange Offer and are now trading closer to $5.00, so even the potential of the deal has improved both the price of the security and the trading volume. I hope the trading volume might increase even more if the exchange is successful, but only time will tell.

Assuming the proposals set forth in the Prospectus receive the required votes to pass, it is my belief that Regional Health will be in a greatly improved position to raise capital. This new capital can potentially be used to buy back Series B Preferred shares in the open market at a discount which will create greater liquidity for the Series B Preferred shares; something we presently do not have.

While Brent Morrison (CEO of Regional Health) and I have not always agreed on our vision for Regional Health, this Exchange Offer offers a potential liquidity event, versus possibly spending additional years of stasis. This is a unique exchange offer that is being proposed and hopefully it will allow the preferred shareholders who desire to do so, to allocate their capital into alternative, more productive, investments. This also provides Regional Health with the potential to create improved returns for common shareholders.

It is important to note that prior to the filing of the Prospectus, I discussed with the Company’s senior executives and its counsel potential alternatives to seek to enhance liquidity for the holders of the Series A Preferred including a possible exchange offer consistent with the Exchange Offer.

As noted, in order for the proposals set forth in the Prospectus to be approved, 66.67% of the Series A Preferred shares and, with respect to certain of the proposals, a majority of the common shares, need to vote FOR the proposal. As stated above, I plan to vote 100% of my shares in favor of the proposals. Again, I, in no way, am providing any investment advice just providing my reasoning in voting in favor of the proposal. Although, I hope my fellow Series A Preferred shareholders vote FOR the proposals, I urge you all to read the Prospectus very carefully before determining to vote for or against the proposals.

Sincerely,

Charles Frischer